PARAMOUNT RESOURCES LTD.

Calgary, Alberta

November 28, 2006

NEWS RELEASE: PARAMOUNT RESOURCES LTD. COMPLETES FLOW-THROUGH SHARE OFFERINGS

Paramount Resources Ltd. has completed its previously announced private placement of 1,000,000 common shares issued on a "flow-through" basis at $33.75 per share through a syndicate of investment dealers led by Peters & Co. Limited and including FirstEnergy Capital Corp., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Capital Corporation, GMP Securities L.P., National Bank Financial Inc. and Sprott Securities Inc. Paramount has also completed its previously announced private placement of 1,000,000 common shares issued on a "flow-through" basis at $33.75 per share to companies controlled by Clayton H. Riddell, Paramount's Chairman and Chief Executive Officer, and a member of the Riddell family.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994